UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. ___)

Under the Securities Exchange Act of 1934

Integrated BioPharma, Inc.

(Name of Issuer)

Common Stock, par value $.002

(Title of Class of Securities)

45811V

(CUSIP Number)

Edward Gerald Kay Estate

c/o Christina Kay, Co-Executor

40 E 9th St, Apt 2K

New York, NY 10003

(646) 262-0663

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Integrated BioPharma, Inc.

Attn: Secretary

225 Long Avenue

Hillside, NJ 07205

March 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP NO. 45811V	SCHEDULE 13D
Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Combined Reporting Persons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,949,361(1)
	8	SHARED VOTING POWER 3,632,148(2)
	9	SOLE DISPOSITIVE POWER 3,949,361(1)
	10	SHARED DISPOSITIVE POWER 3,632,148(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,581,509(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.0%
14	TYPE OF REPORTING PERSON ES, IN

(1)

Includes (i) 1,453,333 stock options, with the rights to purchase Common Stock, exercisable within 60 days of the reporting date, May 19, 2023 and (ii) 15,700 held in the Emily Sheppard Trust, of which Mrs. Sheppard is the Trustee.

(2)	Includes 238,333 stock options, with the rights to purchase Common Stock, which expire in one year of the reporting date, March 20, 2024.
(3)

Includes (i) 1,453,333 stock options, with the rights to purchase Common Stock, exercisable within 60 days of the reporting date, May 19, 2023; (ii) 238,333 stock options, with the rights to purchase Common Stock, which expire in one year of the reporting date, March 20, 2024; and (iii) 15,700 held in the Emily Sheppard Trust, of which Mrs. Sheppard is the Trustee.

CUSIP NO. 45811V	SCHEDULE 13D
Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Edward Gerald Kay Estate
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,623,148(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,623,148(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,623,148(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.0%
14	TYPE OF REPORTING PERSON ES

(1) Includes 238,333 stock options, with the rights to purchase Common Stock, which expire in one year of the reporting date, March 20, 2024.

CUSIP NO. 45811V	SCHEDULE 13D
Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Christina Kay
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [ X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,966,831(1)
	8	SHARED VOTING POWER 3,632,148(2)(3)
	9	SOLE DISPOSITIVE POWER 1,966,831(1)
	10	SHARED DISPOSITIVE POWER 3,632,148(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,598,979(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.1%
14	TYPE OF REPORTING PERSON IN
(1)	Includes 726,667 stock options, with the rights to purchase Common Stock, exercisable within 60 days of the reporting date, May 19, 2023.
(2)	Includes 238,333 stock options, with the rights to purchase Common Stock, which expire in one year of the reporting date, March 20, 2024.
(3)	Held in the Estate of the former Chairman and President of the Issuer. Ms. Christina Kay was appointed Co-Executor of the Estate of E Gerald Kay on May 25, 2023.
(4)

Includes (i) 726,667 stock options, with the rights to purchase Common Stock, exercisable within 60 days of the reporting date, May 19, 2023 and (ii)238,333 stock options, with the rights to purchase Common Stock, which expire in one year of the reporting date, March 20, 2024.

CUSIP NO. 45811V	SCHEDULE 13D
Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Riva Sheppard
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [ X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,982,531(1)
	8	SHARED VOTING POWER 3,632,148(2)(3)
	9	SOLE DISPOSITIVE POWER 1,982,531(1)
	10	SHARED DISPOSITIVE POWER 3,632,148(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,614,679(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.2%
14	TYPE OF REPORTING PERSON IN

(1)

Includes (i)726,667 stock options, with the rights to purchase Common Stock, exercisable within 60 days of the reporting date, May 19, 2023 and (ii) 15,700 held in the Emily Sheppard Trust, of which Mrs. Riva Sheppard is the Trustee.

(2)	Includes 238,333 stock options, with the rights to purchase Common Stock, which expire in one year of the reporting date, March 20, 2024.
(3)	Held in the Estate of the former Chairman and President of the Issuer. Mrs. Sheppard was appointed Co-Executor of the Estate of E Gerald Kay on May 25, 2023.
(4)

Includes (i) 726,667 stock options, with the rights to purchase Common Stock, exercisable within 60 days of the reporting date, May 19, 2023; (ii) 238,333 stock options, with the rights to purchase Common Stock, which expire in one year of the reporting date, March 20, 2024; and (iii) 15,700 held in the Emily Sheppard Trust, of which Mrs. Sheppard is the Trustee.

CUSIP NO. 45811V	SCHEDULE 13D
Page 6 of 8 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.002 per share (the “Common Stock”) of Integrated BioPharma, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 225 Long Avenue, Hillside, NJ 07205

Item 2. Identity and Background.

(a)     The names of the reporting persons part of the group referenced herein are Edward Gerald Kay Estate (the “Estate”), Christina Kay and Riva Sheppard (collectively, the “Reporting Persons”).

(b)     The address for the Estate is c/o Christina Kay, Co-Executer, 40 E 9th St., Apt 2K, New York, NY 10003, Christina Kay and Riva Sheppard is c/o Integrated BioPharma, Inc. (“Integrated BioPharma”), 225 Long Avenue, Hillside, New Jersey 07205.

(c)     The principal occupation of the Estate is not applicable and Christina Kay and Riva Sheppard are Co-Chief Executive Officers of Integrated BioPharma, Inc. which is located at 225 Long Avenue, Hillside, New Jersey 07205.

(d)     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported on this Statement by the Estate were acquired upon the death of E Gerald Kay, the former Chairman and President of the Issuer on March 20, 2023.

No funds or other consideration was used by the Estate to acquire the shares subject hereof, and no funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the shares subject hereof.

All of the securities reported on this Statement beneficially owned with shared voting and dispositive power by Christina Kay and Riva Sheppard were acquired upon the appointment of such persons as Co-Executors of the Estate on May 25, 2023.

Shares beneficially owned by Christina Kay and Riva Sheppard have been accumulated since 1991 as gifted shares from Mr. Kay, their late father, or from the exercise of employee stock options with the use of personal funds, except for 15,700 common shares held in the Emily Sheppard Trust, of which Mrs. Sheppard is the executor of.

Item 4. Purpose of Transaction.

The Reporting Persons have no present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 45811V	SCHEDULE 13D
Page 7 of 8 Pages

Notwithstanding anything to the contrary contained herein, each Reporting Persons reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

Item 5. Interest in Securities of the Issuer.

(a)     The Reporting Persons, collectively as a Group, may be deemed to have beneficial ownership of total of 7,581,509 shares of Common Stock of the Issuer, representing approximately 24.0% of the Issuer’s outstanding shares of Common Stock (the percentage of shares owned being based upon 29,949,610 shares outstanding on March 20, 2023 and May 25, 2023).

(b)     Christina Kay holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 1,240,164 shares of Common Stock. Christina Kay may additionally be deemed to share beneficial ownership as well as voting and dispositive power with Riva Sheppard with respect to 3,393,815 shares of Common Stock that are held in the Estate of the former Chairman and President of the Issuer as of May 25, 2023 the date Ms. Christina Kay was appointed Co-Executor of the Estate of E Gerald Kay. Christina Kay also has 726,667 vested stock options with the right to purchase Common Stock and shares dispositive power with respect to 238,333 vested stock options with the right to purchase Common Stock held in the Estate with Mrs. Sheppard.

(c) Riva Sheppard holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 1,240,164 shares of Common Stock and has sole voting and dispositive power with respect to 15,700 held in the Emily Sheppard Trust, of which she is the Trustee. Riva Sheppard may additionally be deemed to share beneficial ownership as well as voting and dispositive power with Christina Kay with respect to 3,393,815 shares of Common Stock that are held in the Estate of the former Chairman and President of the Issuer as of May 25, 2023 the date Mrs. Sheppard was appointed Co-Executor of the Estate of E Gerald Kay. Riva Sheppard also has 726,667 vested stock options with the right to purchase Common Stock and shares dispositive power with respect to 238,333 vested stock options with the right to purchase Common Stock held in the Estate with Ms. Kay.

(d)     The Reporting Persons have not effected any transaction in the Common Stock of the Issuer in the past sixty days except that Ms. Kay and Mrs. Sheppard each exercised stock options to purchase 50,000 shares each of the Issuers Common Stock at $0.09 per share, an aggregate purchase price of $4,500 each on September 20, 2023.

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, except that Ms. Christina Kay and Mrs. Sheppard are Co-Chief Executive Officers and Directors of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1         Joint Filing Agreement

CUSIP NO. 45811V	SCHEDULE 13D
Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Edward Gerald Kay Estate
Dated: November 14, 2023	/s/ Christina Kay
Name: Christina Kay
Title: Co-Executor

Dated: November 14, 2023	/s/Christina Kay
Christina Kay

Dated: November 14, 2023	/s/ Riva Sheppard
Riva Sheppard